August 10, 2011
Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Forest Laboratories, Inc. Definitive Additional Proxy Soliciting Materials Filed July 28, 2011 and August 1, 2011 File No. 001-05438
Dear Ms. Duru:
          On behalf of Forest Laboratories, Inc. (the “Company”), we submit the following responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s letter dated August 2, 2011 (the “Comment Letter”) regarding the Company’s Definitive Additional Proxy Soliciting Materials filed July 28, 2011 and August 1, 2011 (File No. 001-05438). The comments from the Comment Letter are included below in bold. The Company’s response follows each comment. As noted below, the Company is separately providing the Staff, on a supplemental basis, with additional supporting material and seeking confidential treatment with respect to certain material separately provided.

Ms. Mellissa Campbell Duru
August 10, 2011

General
1.	A reasonable factual basis must exist for each statement or assertion of opinion or belief. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis. Also, please characterize certain statements as your opinion or belief and provide support for the following:
•	disclosure stating that Forest is one of the top 12 branded pharma companies in America by market cap;

•	projections, inclusive of underlying assumptions, related to the top line sales growth goals of approximately 10% of CAGR and adjusted EPS growth goals of approximately 30% CAGR;

•	the pie chart disclosure of FY2016 estimated Revenue by Product; and

•	assertions that you have consistently exceeded analyst expectations for products based upon “Street estimates.”
Where the basis of support are other documents, such as the Jeffries Research report dated May 16, 2011 or the “Street estimates” to which you cite in the July 28 filing, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Such materials should be marked to highlight the relevant portions or data and should indicate to which statements the material refers.

Response: In response to the Staff’s comment, the Company is providing the Staff, on a supplemental basis, the supporting materials for the items identified above, in each case marked to highlight the relevant portions, as described below. Confidential supporting materials for the other items identified above are being separately provided (and confidential treatment sought).
•	Supporting Material re: Comment #1(a) of SEC Comment Letter, dated August 2, 2011 as supporting materials for disclosure stating that Forest is one of the top 12 branded pharma companies in America by market cap, in the materials stamped and numbered 0001.

•	Supporting Material re: Comment #1(d) of SEC Comment Letter, dated August 2, 2011 as supporting materials for the Company having exceeded “Street estimate” analyst expectations for products, in the materials stamped and numbered 0002 and 0004 through 0022, which includes a chart entitled “Analyst Recommendations at Time of Launch” to facilitate the Staff’s review, as well as excerpts of relevant analyst reports.
“Next Nine” Products Drive Growth & Diversity Revenue, page 12

Ms. Mellissa Campbell Duru
August 10, 2011

2.	In future filings, where non-GAAP metrics such as adjusted EPS are referenced in the presentation materials, please identify the non-GAAP measure and provide the appropriate reconciliation and narrative. Also, please emphasize the limitations of the projections. Refer generally to Section 10(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has identified the non-GAAP measure and provided the appropriate disclosure in its public filings.

3.	You disclose your expectation that FY2016 revenue will be greater than FY2011 revenue. In future filings, provide context to the statement by providing the quantitative and/or qualitative basis for this statement. Alternatively, remove the statement in future filings. Refer generally to Rule 14a-9(a).

Response: In response to the Staff’s comment, the Company is providing the Staff, on a supplemental basis, confidential supporting materials with respect to which confidential treatment is being sought. The Company would supplementally advise the Staff that the intended increasing diversification of revenue sources underlying these targets, which has been highlighted in the Company’s disclosures, provide additional context.
Successful Management of LOE Cycle: CELEXA, page 15
4.	Please confirm that in future filings you will expand your disclosure to acknowledge by footnote or otherwise that your successful management of the CELEXA loss of exclusivity in 2005 may be not indicative of your ability to successfully manage the loss of exclusivity for LEXAPRO and NAMENDA and may not be replicated under current conditions.

Response: In response to the Staff’s comment, the Company has expanded its disclosure with the following acknowledgement where applicable:

“The Company’s successful management of the CELEXA loss of exclusivity does not guarantee successful management of future loss of exclusivity cycles (such as with respect to LEXAPRO and NAMENDA) or ability to replicate such results under current or future conditions.”

5.	You disclose that “Forest has managed Loss of Exclusivity cycle better than peers, through growth from existing and new products.” Provide any relevant comparative quantitative data that supports this assertion. In this regard, it is not apparent that Forest’s number of product approvals over the last 5 years necessarily has resulted in its better management of LOE relative to its peers.

Response: In response to the Staff’s comment, the Company has provided Supporting Material to Comment #5 of SEC Comment Letter, dated August 2, 2011 in the supporting materials stamped and numbered 0003.
Addressing Uncertainty over HHS-OIG Investigation, page 25

Ms. Mellissa Campbell Duru
August 10, 2011

6.	In future filings, please disclose the contingency plan the board of directors has implemented with respect to the company’s ability to continue, uninterrupted, to do business with the federal government.

Response: The Company would note to the Staff that, in response to the Staff’s comment, the Company indicated in a press release issued August 5, 2011 that, with respect to contingency plans to enable the Company to continue doing business with the federal government following an exclusion order, Mr. Howard Solomon, the Company’s Chairman, Chief Executive Officer and President, would step aside if an exclusion order against him were to have been implemented. The Company would further respectfully advise the Staff that, as disclosed in the Company’s second August 5, 2011 press release (also subsequent to receipt of the Staff’s comment letter), the Office of the Inspector General of the Department of Health and Human Services notified Mr. Solomon that it had withdrawn its consideration of a potential exclusion order, stating that it had “close[d] this case” and “anticipate[s] no further action related to this matter.”
* * * * * * *
          Please do not hesitate to contact me at 212-403-1366, or Igor Kirman of Wachtell, Lipton, Rosen & Katz at 212-403-1393, if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.
Sincerely,
/s/ Sabastian V. Niles
Sabastian V. Niles

cc:	Herschel S. Weinstein General Counsel and Corporate Secretary Forest Laboratories, Inc. Ms. Karen Ubell Attorney Division of Corporation Finance Facsimile No. (703) 813-6985